3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

John P. Falco

direct dial: 215.981.4659

direct fax: 866.422.2114

falcoj@pepperlaw.com

April 23, 2019

Via EDGAR

U.S. Securities and Exchange Commission Division of Investment Management 100 F Street NE Washington, D.C. 20549 Attn: Alison T. White, Senior Counsel

Re:	StoneCastle Financial Corp. 1940 Act File No. 811-22853

Dear Ms. White:

This letter addresses the oral comments of the Commission’s staff (the “Staff”) provided on April 2, 2019 with respect to the preliminary proxy materials of StoneCastle Financial Corp. (the “Company”) filed with the Commission on March 25, 2019 pursuant to the requirements of Rule 14a-6(a) under the Securities Exchange Act of 1934.

Each of the Staff’s comment is set forth below in italicized text followed by the Company’s response.

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1.	Proposal 2 is substantially identical to proposals submitted to stockholders at the Company’s 2017 and 2018 annual meetings of stockholders. Please explain why the Proposal was not approved when previously submitted to stockholders, and is being resubmitted for stockholder consideration in 2019.

Response: Proposal 2 is being resubmitted for stockholder consideration at the 2019 annual meeting of stockholders because the proposal failed to receive the affirmative vote of a majority of the Company’s outstanding shares entitled to vote at the 2018 annual meeting of shareholders. Notwithstanding that over 96% (2,202,135) of shares voted were voted for the proposal, the necessary majority of the outstanding shares was not achieved because 63.25% (3,789,542) of shares present in person or by proxy were broker non-votes, which are not counted for or against the proposal.

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www.pepperlaw.com

U.S. Securities and Exchange Commission

Attn: Ms. Alison T. White

April 23, 2019

2.	Present the Summary Comparison of Governing Documents and State Law section beginning on page 16 in a tabular format, providing clarification where differences exist between the DE Corporation and the proposed DE Trust, but noting, in particular, those areas that for practical purposes are substantially the same.

Response: The proxy materials have been revised to reflect the Staff’s comment.

3.	Please update Ms. Miller’s principal occupation for the past 5 years through 2019 in the table on page 7 that provides biographical and other information relating to the Directors and Nominee.

Response: The proxy materials have been revised to reflect the Staff’s comment.

4.	In the same biographical table referenced above on page 7, please add a reference to footnote (4) with respect to Mr. Ginsberg and remove such reference to any non-nominee Directors.

Response: The proxy materials have been revised to reflect the Staff’s comment.

5.	Delete or, if retaining, explain the rationale for stating that the reference to the Company’s website does not incorporate the content of the website into the Proxy Statement on page 12.

Response: The sentence has been deleted and a hyperlink to the Company’s Audit Committee Charter has been provided on page 11. The Audit Committee Charter is available at http://ir.stonecastle-financial.com/static-files/3b9ff923-4bac-4048-9c23-1fed9da9fccf.

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U.S. Securities and Exchange Commission

Attn: Ms. Alison T. White

April 23, 2019

Please direct any questions concerning this letter to my attention at 215.981.4659 or, in my absence, to John M. Ford, Esq. at 215.981.4009.

Very truly yours,
/s/ John P. Falco
John P. Falco

cc:	Rachel N. Schatten, Esq. John M. Ford, Esq.